UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  0-21872

ALDILA, INC.

NASDAQ Stock Market LLC

(Exact name of issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

14145 DANIELSON ST., SUITE B, POWAY, CALIFORNIA 92064

(Address, including zip code, and telephone number, including area code, of Issuer’s principle executive offices)

Common Stock, $0.01 per share

(Description of class of securities)

Please place an X in the box to designate the rule provisions relied upon to strike the class of securities from listing and registration:

☐    17 CFR 240.12d-2(a)(1)

☐    17 CFR 240.12d2-2(a)(2)

☐    17 CFR 240.12d-2(a)(3)

☐    17 CFR 240.12d-2(a)(4)

☐         Pursuant to 17 CFR 240.12d-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒        Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, ALDILA, INC. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 29, 2010	By: /s/ Peter R. Mathewson	Chairman and President
Date	Peter R. Mathewson	Title